JACO





Jaco Electronics, Inc.

Distributing for a wide variety of industries

2003 Annual Report

value-

added

services





Corporate Profile

Jaco strives to grow through internal expansion, acquisitions, product-line upgrades, effective use of technical resources, and innovative, productive marketing solutions.

Blending a full line of electronic components, semiconductors, sub-assemblies, and value-added services, Jaco will continue to offer a full-service solution to our customers' needs.

Our goal is to add value to our suppliers by increasing their market position through adding value to our customers.

value-added services

Financial Highlights

	Fiscal year ended June 30,		
	2003	2002	2001
	(dollars in thousands, except per share data)		
Net Sales	$217,985	$194,106	$350,222
Net (Loss) Earnings	$ (2,985)	$ (5,044)	$ 9,850
Net (Loss) Earnings Per Common Share—Diluted	$ (0.52)	$ (0.88)	$ 1.59
Total Assets	$114,212	$110,635	$136,315
Stockholders' Equity	$ 45,568	$ 48,668	$ 53,251
Common Shares Outstanding	5,765,832	5,807,432	5,697,459
Stockholders' Equity Per Share	$ 7.90	$ 8.38	$ 9.35

design

develop

manufacture



Dear Fellow Shareholders:

Approximately twenty years ago, facing an economic downturn and a stagnant industry, we coined the term "Today Isn't Soon Enough," to address the need to move forward and advance the state of our Company. That sentiment is as true today as it was when we first applied it to Jaco and our industry in the early 1980s.

Fiscal 2003 was another challenging year for the electronics distribution industry as well as for Jaco. Despite this environment, we moved forward, reducing debt and trimming expenses while at the same time growing revenues. Near the end of the fiscal year, we acquired certain distribution assets of Reptron Electronics, a former competitor, bringing Jaco several benefits including strong suppliers that complement our present offerings. We believe these actions have positioned Jaco to benefit from a recovering economy and to better operate our organization.

Fiscal 2003

While industry improvements are at a slower pace than most expected, during the fiscal year we deemed it prudent to attempt to strengthen our organization rather than wait for an economic rebound. Through our initiatives, full-year selling, general and administrative expenses decreased by $4.3 million, or about 13% compared to last fiscal year. During the first nine months of fiscal 2003, we continued to reduce inventory levels and long-term debt, which contributed to a 35% full-year decrease in interest expense compared to fiscal 2002. However, debt and inventory levels increased in the fiscal fourth quarter from the fiscal third quarter level as a result of our approximately $9.5 million acquisition of Reptron's distribution business which included the assumption of certain liabilities. Nevertheless, inventory levels were still below the year ago levels, while long-term debt increased by only $1.0 million compared to the previous fiscal year.

The single most significant event for Jaco in fiscal 2003 was our acquisition of Reptron's distribution business as it increases our customer base, adds important vendors and bolsters our sales and management with talented personnel, while allowing Jaco to benefit from many cost synergies. This acquisition gives us an opportunity to better serve our existing customers as well as our "new Reptron customers," through cross selling and significantly strengthens our capabilities with a new Field Application Engineer (FAE) program and additional talent and product to our Flat Panel Display (FPD) division.

computer

medical

aerospace





After announcing our intention to acquire Reptron's distribution business in May, we closed the acquisition just weeks before the end of our fiscal year. As a result, the acquisition added half a month's sales from the acquired business to Jaco's year-end results. Following the closing, we moved quickly to integrate Repton's operation and computer system into Jaco's existing infrastructure. The integration carried over into the first quarter of the fiscal year, but I am pleased to report that by the end of August we had successfully integrated both. Importantly, in combining the operations, we are realizing the cost efficiencies and synergies we projected when analyzing the transaction. These details are important as they are consistent with the progress we made in fiscal 2003 to grow sales from year ago levels while at the same time trimming expenses. We believe our sales growth and expense discipline throughout fiscal 2003 combined with the addition and rapid integration of the Reptron assets has positioned Jaco for improved performance during fiscal 2004.

Augmented by key relationships brought to Jaco through the Reptron acquisition, our FPD group continues to be a bright spot for Jaco as awareness of the benefits and versatility of FPDs continues to expand. We continue to encounter new and exciting FPD applications that would not have been possible in the past due to high cost. As prices fall, new markets continue to open for our FPD design, integration, and value-added manufacturing capabilities.

Subsequent to the end of our fiscal year, Jaco signed a distribution relationship with another important manufacturer of FPDs. With our original FPD offerings and the new FPD and TFT lines, Jaco now carries products from the top four manufacturers of flat panels in the world as well as a number of other well-respected niche suppliers. We believe our strong line card combined with our growing reputation for innovative design, integration, and manufacturing expertise further solidifies our position as one of the leading FPD solutions providers for commercial applications.

Industry Update

As calendar 2003 closes, the prolonged weakness faced by our industry appears to be subsiding. Although it is still too early to predict a definitive recovery for our industry or the economy as a whole, initial signs indicate continued, yet modest improvements. Much of the industry, as well as Jaco, is seeing an improvement in the book to bill ratio—the ratio of orders booked versus orders billed. Also, after an extended period of softness, industry-wide pricing on some components appears to be firming. We are hopeful that this trend indicates that the industry has worked off a significant portion of the excessive inventory overhang present in the market over the last two years. The tightening of supplies for some components, firming of prices, and improvements in the book to bill ratio are historically positive signs.

contract manufacturing services



Future Growth

Over the last two years, we have trimmed our organization in some areas while fortifying others with an eye toward future growth, meeting our customers' needs, and providing the high level of service for which Jaco is known. Our efforts were to reduce SG&A, trim debt, and reduce inventories without sacrificing our ability either to serve our customers or to grow quickly with increased demand.

We believe the success of our plans for future growth, which include international markets, are also improved by the completion of the Reptron acquisition. This acquisition brings approximately 30 new product lines to Jaco. This expansion of our line card further bolsters our industry position and presents us with new growth opportunities as we can now better serve our customers.

We believe our experience gained by over 40 years of business puts us in a solid position to capitalize on an economic recovery. While the timing of the recovery is uncertain, we believe our ongoing commitment to service, combined with the new talent that joined Jaco with the Reptron acquisition, our expanding line-card, and strong customer relationships put us in a better position than ever before to satisfy the product and service requirements of the most demanding customers in the marketplace. We appreciate your continued support and look forward to reporting to you during the next fiscal year with updates on the Company's progress.

Sincerely yours,

JOEL H. GIRSKY
Chairman of the Board of Directors and President
October 28, 2003

distributing for a wide variety of industries



Selected Consolidated Financial Data

The selected consolidated financial data set forth below contains only a portion of our financial statements and should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report. The historical results are not necessarily indicative of results to be expected for any future period. The share and per share data have been adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000.

	Year ended June 30,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net sales	$217,985	$194,106	$350,222	$209,325	$140,711
Cost of goods sold	191,815	166,133	283,382	162,443	113,335
Gross profit	26,170	27,973	66,840	46,882	27,376
Selling, general and administrative expenses	29,223	33,562	46,098	34,523	27,642
Operating (loss) profit	(3,053)	(5,589)	20,742	12,359	(266)
Interest expense	1,442	2,223	4,120	1,559	1,309
(Loss) earnings before income taxes	(4,495)	(7,812)	16,622	10,801	(1,575)
Income tax (benefit) provision	(1,510)	(2,768)	6,772	4,425	(418)
Net (loss) earnings	$ (2,985)	$ (5,044)	$ 9,850	$ 6,376	$ (1,157)
Net (loss) earnings per common share					
Basic	$ (0.52)	$ (0.88)	$ 1.74	$ 1.16	$ (0.21)
Diluted	$ (0.52)	$ (0.88)	$ 1.59	$ 1.11	$ (0.21)
Weighted-average number of common and common equivalent shares outstanding					
Basic	5,783	5,713	5,670	5,498	5,547
Diluted	5,783	5,713	6,179	5,766	5,547

	At June 30,				
	2003	2002	2001	2000	1999
	(in thousands)				
CONSOLIDATED BALANCE SHEET:					
Working capital	$ 46,920	$ 52,134	$ 78,308	$ 58,384	$ 41,998
Total assets	114,212	110,635	136,315	126,329	72,931
Short-term debt	680	897	1,082	807	792
Long-term debt	35,860	34,880	56,128	40,941	18,886
Shareholders' equity	45,568	48,668	53,251	42,790	34,868

Critical Accounting Policies

Financial Reporting Release No. 60 recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements. The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of the Company's financial condition and results of operations and those that require significant judgments and estimates.

The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on historical experience, actuarial valuations and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by our management there may be other estimates or assumptions that are reasonable, we believe that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements. The accounting principles we utilized in preparing our consolidated financial statements conform in all material respects to generally accepted accounting principles in the United States of America.

The accounting policies identified as critical are as follows:

Valuation of Receivables—The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness. The Company continuously monitors payments from customers and a provision for estimated uncollectible amounts is maintained based upon historical experience and any specific customer collection issues, which have been identified. While such uncollectible amounts have historically been within the Company's expectations and provisions established, if a customer's financial condition were to deteriorate, additional reserves may be required. Concentration of credit risk with respect to accounts receivable is generally mitigated due to the large number of entities comprising the Company's customer base, their dispersion across geographic areas and industries, along with the Company's policy of maintaining credit insurance.

Valuation of Inventories—Inventories are valued at the lower of cost or market. Cost is determined by using the first-in, first-out and average cost methods. The Company's inventories are comprised of high technology components sold to rapidly changing and competitive markets whereby such inventories may be subject to early technological obsolescence.

The Company evaluates inventories for excess, obsolescence or other factors rendering inventories as unsellable at normal gross profit margins. Write-downs are recorded so that inventories reflect the approximate market value and take into account the Company's contractual provisions with its suppliers governing price protections and stock rotations. Due to the large number of transactions and complexity of managing the process around price protections and stock rotations, estimates are made regarding the valuation of inventory at market value.

In addition, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write-down inventories. If assumptions about future demand change and/or actual market conditions are different than those projected by management, additional write-downs of inventories may be required. In any case, actual results may be different than those estimated.

Goodwill and Other Intangible Assets—The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the excess of the purchase price over the fair value of identifiable net assets of acquired companies allocated to goodwill. Other intangible assets primarily represent franchise agreements and non-compete covenants.

We evaluate long-lived assets used in operations, including goodwill and purchased intangible assets. The allocation of the acquisition cost to intangible assets and goodwill has a significant impact on our future operating results as the allocation process requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, and significant industry or economic trends. When impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write-downs of net intangible assets and goodwill could occur.

New Accounting Standards

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task

Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has had no material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company currently plans to continue to apply the intrinsic-value based method to account for stock options and has complied with the new disclosure requirements beginning with its quarter ended March 31, 2003.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Management does not expect the adoption of SFAS 149 to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect the adoption of SFAS 150 to have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46's consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities which would require consolidation under FIN No. 46. Accordingly, the adoption of FIN No. 46 has had no effect on the Company's consolidated financial position, results of operations or cash flows.

Results of Operations

The following table sets forth certain items in our statement of operations as a percentage of net sales for the periods shown:

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	88.0	85.6	80.9
Gross profit	12.0	14.4	19.1
Selling, general and administrative expenses	13.4	17.3	13.2
Operating (loss) profit	(1.4)	(2.9)	5.9
Interest expense	0.7	1.1	1.2
(Loss) earnings before income taxes	(2.1)	(4.0)	4.7
Income tax (benefit) provision	(0.7)	(1.4)	1.9
Net (loss) earnings	(1.4)%	(2.6)%	2.8%

Comparison of Fiscal Year Ended June 30, 2003 ("Fiscal 2003") with Fiscal Year Ended June 30, 2002 ("Fiscal 2002")

Net sales for Fiscal 2003 were $218.0 million, an increase of 12.3%, as compared to $194.1 million for Fiscal 2002. We have seen an increase in net sales to certain customers where inventory management programs have been implemented. It has been our focus to offer value-added services to enhance value. Although there are indications of improvement, including certain customers in different industry segments who have seen their business improve, it is too early to be certain when this will lead to a general recovery in our industry. On June 13, 2003, the Company acquired certain assets of the electronics distribution operations of Reptron. Sales included in Fiscal 2003 associated with the Reptron acquisition were approximately $3.4 million. For Fiscal 2003, flat panel display ("FPD") sales represented approximately 10% of our total distribution sales. Passive components represented approximately 32% of our distribution sales and active components, including FPD's, represented approximately 68% of our distribution sales during Fiscal 2003.

Gross profit was $26.2 million, or 12.0% for Fiscal 2003, as compared to $28.0 million, or 14.4% for Fiscal 2002. The Fiscal 2003 gross profit includes inventory write-downs of approximately $2.8 million, of which approximately $1.9 million was provided for in the fourth quarter of Fiscal 2003. Pricing of components continues to be highly competitive due to the availability of product. Our sales growth has been through the automated inventory programs, which have a high concentration of semiconductors that sell at lower margins. We do anticipate our margins to improve slightly due to sales associated with the Reptron acquisition, which historically have been at higher margins than ours.

Selling, general and administrative ("SG&A") expenses were $29.2 million in Fiscal 2003, a decrease of $4.3 million, or 12.9% compared to $33.6 million in Fiscal 2002. We continue to strive to operate more efficiently. We continue to eliminate discretionary spending, while being careful not to impact our ability to service customers. We do anticipate our SG&A expenses to increase due to the Reptron acquisition.

Interest expense decreased to $1.4 million in Fiscal 2003, as compared to $2.2 million in Fiscal 2002, representing a decrease of $0.8 million, or 35.1%. The decrease can be attributed to a reduction of the average long-term debt balance for Fiscal 2003 as compared to Fiscal 2002. We do expect an increase in interest expense as a result of additional borrowings due to the Reptron acquisition.

Net loss for Fiscal 2003 was $3.0 million, or $0.52 per diluted share, compared to a net loss during Fiscal 2002 of $5.0 million, or $0.88 per diluted share. As a result of our decrease in SG&A expenses and interest expense, we were able to reduce our net loss 40.8% for Fiscal 2003, as compared to Fiscal 2002.

Comparison of Fiscal 2002 with Fiscal Year Ended June 30, 2001 ("Fiscal 2001")

Net sales for Fiscal 2002 were $194.1 million, a decrease of 44.6%, as compared to $350.2 million for Fiscal 2001. The electronics industry continued to be impacted by weak demand for components worldwide. Our customers had not increased their production to levels that would utilize the excess inventory maintained by such customers. For Fiscal 2002, FPD sales represented approximately 14% of our total distribution sales. Passive components represented approximately 41% of our distribution sales and active components, including FPD's, represented approximately 59% of our distribution sales during Fiscal 2002.

Gross profit was $28.0 million, or 14.4% for Fiscal 2002, as compared to $66.8 million, or 19.1% for Fiscal 2001. The Fiscal 2002 gross profit included inventory write-downs of approximately $2.1 million, of which approximately $1.1 million was provided for in the fourth quarter of Fiscal 2002. The gross profit margin decrease reflected both the continued pressure on component pricing due to weak demand throughout the industry allowing customers to negotiate lower prices and a higher percentage of sales of product that historically sold at lower margins.

SG&A expenses were $33.6 million in Fiscal 2002, a decrease of $12.5 million, or 27.2% compared to $46.1 million in Fiscal 2001. The decrease is attributable to a reduction in the number of employees, discretionary spending and a decrease in variable costs. We have implemented a plan to reduce costs while business conditions do not improve. Variable costs have been reduced as a result of the reduction in sales and gross profit since most of our sales personnel receive a portion of their compensation based upon a percentage of gross profit.

Interest expense decreased to $2.2 million in Fiscal 2002, as compared to $4.1 million in Fiscal 2001, representing a decrease of $1.9 million, or 46%. The reduction reflected lower borrowing levels as a result of decreases in accounts receivable and inventory. Additionally, interest rates declined during the fiscal year.

Net loss for Fiscal 2002 was $5.0 million, or $0.88 per diluted share, compared to net earnings during Fiscal 2001 of $9.9 million, or $1.59 per diluted share. The net loss was primarily attributable to the weak condition of the electronics industry resulting in a decrease in net sales. The reduction in net sales was partially offset by a decrease in SG&A expenses and interest expense.

Liquidity and Capital Resources

Our agreement with our banks, as amended, provides us with a $45,000,000 revolving line of credit facility. The credit facility is based principally on our eligible accounts receivable and inventories as defined in the agreement. The agreement was amended on September 23, 2002 to (i) extend the maturity date to March 14, 2004, (ii) reduce the credit facility line from $70 million to $45 million, and (iii) change the requirements of certain financial covenants. The agreement was amended on May 12, 2003 to extend the maturity date to June 30, 2004. The agreement was subsequently amended on September 19, 2003 to extend the maturity date to October 1, 2004, and waive noncompliance of a certain financial covenant. The agreement also requires us to maintain an $800,000 compensating balance arrangement with our banks in an interest bearing account, which was funded during the quarter ended December 31, 2002. The interest rate was based on the average 30-day LIBOR plus 1% to 2.25% depending on our performance for the immediately preceding four fiscal quarters measured by a specified financial ratio. Effective October 1, 2002, the rate converted to the average 30-day LIBOR plus 2.25% to 2.75%. Effective September 19, 2003, the rate converted to the higher of the prime rate plus 0.75% or the federal funds rate plus 1.25%. In addition, the rate will convert to the higher of the prime rate plus 2% or the federal funds rate plus 2.50% if certain terms under the agreement are not met by December 31, 2003. Borrowings under this facility are collateralized by substantially all of our assets. The outstanding balance on the revolving line of credit facility was $35,482,921 at June 30, 2003, with an associated interest rate of 3.924%. The agreement contains provisions for the maintenance of certain financial covenants, and prohibits the payment of cash dividends. Failure to remain in compliance with these covenants could trigger an acceleration of our obligation to repay all outstanding borrowings under our credit facility.

For Fiscal 2003, our net cash provided by operating activities was approximately $7.9 million, as compared to $21.9 million for the same period last fiscal year. The decrease in net cash provided is primarily attributable to a smaller decrease in our inventory and an increase in our accounts receivable for the fiscal year ended June 30, 2003 as compared to the same period in our last fiscal year. This was partially offset by an increase in our accounts payable for the fiscal year ended June 30, 2003. Net cash used in investing activities increased to $7.9 million for the fiscal year ended June 30, 2003, as compared to $0.3 million for the fiscal year ended June 30, 2002. The increase is primarily attributable to the acquisition of certain operating assets of Reptron, representing a net cash outlay of $5.6 million. The increase is also attributable to deferred payments of $2.1 million for the fiscal year ended June 30, 2003 related to our acquisition in June 2000 of Interface, as compared to deferred payments of $0.2 million for the fiscal year ended June 30, 2002. Net cash used in financing activities was $0.1 million for the fiscal year ended June 30, 2003 as compared to $21.3 million for the same period in our last fiscal year. The decrease in net cash used is primarily attributable to net borrowings under our credit facility of approximately $1.7 million for the fiscal year ended June 30, 2003, as compared to net payments of $20.7 million for the fiscal year ended June 30, 2002.

For Fiscal 2003 and Fiscal 2002, our inventory turnover was 4.8x and 3.2x, respectively. The average days outstanding of our accounts receivable at June 30, 2003 was 47 days, as compared to 58 days at June 30, 2002.

We believe that cash flow from operations and funds available under our credit facility will be sufficient to fund our capital needs for the foreseeable future. However, our cash expenditures may vary significantly from current levels, based on a number of factors, including, but not limited to future acquisitions, if any. Historically, we have been able to obtain amendments to our existing credit facility to satisfy financial covenants. While there can be no assurances that such financing or future amendment, if needed, will be available, management believes we will be able to continue to obtain financing on acceptable terms.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet debt, nor do we have any transactions, arrangements or relationships with any special purpose entities.

Contractual Obligations

This table summarizes our known contractual obligations and commercial commitments at June 30, 2003.

	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years
Long-Term Debt........	35,551,495	68,574	35,482,921		
Capital Lease	1,048,099	660,929	387,170		
Operating Lease	2,879,202	1,610,812	1,268,390		
Total...........	39,478,796	2,340,315	37,138,481	0	0

Inflation

Inflation has not had a significant impact on our operations during the last three fiscal years.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate changes with respect to borrowings under our credit facility which bears interest at the higher of the prime rate plus 0.75% or the federal funds rate plus 1.25%. At August 31, 2003, $37.7 million was outstanding under the credit facility. Changes in the prime interest rate or the federal funds rate during Fiscal 2004 will have a positive or negative effect on our interest expense. Each 1.0% fluctuation in the prime interest rate or the federal funds rate will increase or decrease interest expense for us by approximately $0.4 million based on outstanding borrowings at August 31, 2003.

The impact of interest rate fluctuations on other floating rate debt is not material.

Consolidated Balance Sheets

	June 30, 2003	June 30, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 157,467	$ 324,447
Restricted cash	800,000	
Marketable securities	652,608	650,267
Accounts receivable, less allowance for doubtful accounts of $1,361,000 in 2003 and $1,609,000 in 2002	31,997,984	29,095,269
Inventories	40,493,508	42,611,225
Prepaid expenses and other	1,036,856	1,183,043
Prepaid and refundable income taxes	1,059,897	2,440,055
Deferred income taxes	2,555,000	2,017,000
Total current assets	78,753,320	78,321,306
PROPERTY, PLANT AND EQUIPMENT—AT COST, NET	5,559,122	6,708,828
DEFERRED INCOME TAXES	431,000	434,000
GOODWILL	25,599,082	22,363,296
OTHER ASSETS	3,869,254	2,807,451
	$114,211,778	$110,634,881
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 28,282,577	$ 20,818,256
Current maturities of long-term debt and capitalized lease obligations	679,552	897,419
Accrued compensation	1,309,868	998,927
Accrued expenses	1,561,799	1,372,808
Deferred acquisition costs		2,099,563
Total current liabilities	31,833,796	26,186,973
LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS	35,860,325	34,879,766
DEFERRED COMPENSATION	950,000	900,000
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock—authorized, 100,000 shares, $10 par value; none issued		
Common stock—authorized, 20,000,000 shares, $.10 par value; 6,425,732 shares issued and 5,765,832 and 5,807,432 shares outstanding, respectively	642,573	642,573
Additional paid-in capital	25,152,010	25,152,010
Retained earnings	22,117,967	25,102,628
Accumulated other comprehensive loss	(30,327)	(24,554)
Treasury stock—659,900 and 618,300 shares, respectively, at cost	(2,314,566)	(2,204,515)
	45,567,657	48,668,142
	$114,211,778	$110,634,881

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

	Year ended June 30,		
	2003	2002	2001
Net sales	$217,984,915	$194,106,208	$350,222,202
Cost of goods sold	191,814,930	166,132,892	283,382,288
Gross profit	26,169,985	27,973,316	66,839,914
Selling, general and administrative expenses	29,222,500	33,562,394	46,098,155
Operating (loss) profit	(3,052,515)	(5,589,078)	20,741,759
Interest expense	1,442,146	2,222,893	4,119,362
(Loss) earnings before income taxes	(4,494,661)	(7,811,971)	16,622,397
Income tax (benefit) provision	(1,510,000)	(2,768,000)	6,772,000
NET (LOSS) EARNINGS	$ (2,984,661)	$ (5,043,971)	$ 9,850,397
Net (loss) earnings per common share:			
Basic	$ (0.52)	$ (0.88)	$ 1.74
Diluted	$ (0.52)	$ (0.88)	$ 1.59
Weighted-average common shares and common equivalent shares outstanding:			
Basic	5,783,275	5,713,365	5,669,560
Diluted	5,783,275	5,713,365	6,178,653

The accompanying notes are an integral part of these statements.

Consolidated Statement of Changes in Shareholders' Equity

	Years ended June 30, 2003, 2002 and 2001							
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Deferred compensation	Total shareholders' equity
	Shares	Amount						
Balance at July 1, 2000	6,252,259	$625,226	$24,041,301	$20,296,761	$ 166,669	$(2,204,515)	$(135,000)	$42,790,442
Net earnings				9,850,397				9,850,397
Unrealized loss on marketable securities—net of deferred taxes					(105,562)			(105,562)
Exercise of stock options	63,500	6,350	430,275					436,625
Stock options income tax benefits			111,890					111,890
Restricted stock plan income tax benefits			32,400					32,400
Payment of fractional shares				(559)				(559)
Deferred compensation expense							135,000	135,000
Balance at June 30, 2001	6,315,759	631,576	24,615,866	30,146,599	61,107	(2,204,515)	—	53,250,633
Net loss				(5,043,971)				(5,043,971)
Unrealized loss on marketable securities—net of deferred taxes					(85,661)			(85,661)
Exercise of stock options	109,973	10,997	480,564					491,561
Stock options income tax benefits			55,580					55,580
Balance at June 30, 2002	6,425,732	642,573	25,152,010	25,102,628	(24,554)	(2,204,515)	—	48,668,142
Net loss				(2,984,661)				(2,984,661)
Unrealized loss on marketable securities—net of deferred taxes					(5,773)			(5,773)
Purchase of treasury stock						(110,051)		(110,051)
Balance at June 30, 2003	**6,425,732**	**$642,573**	**$25,152,010**	**$22,117,967**	**$ (30,327)**	**$(2,314,566)**	**$ —**	**$45,567,657**

The accompanying notes are an integral part of these statements.

Jaco Electronics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended June 30,		
	2003	2002	2001
Cash flows from operating activities			
Net (loss) earnings	$ (2,984,661)	$ (5,043,971)	$ 9,850,397
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities			
Depreciation and amortization	2,135,461	2,331,684	3,223,205
Deferred compensation	50,000	50,000	185,000
Deferred income tax expense (benefit)	(532,783)	225,402	(803,402)
Stock options income tax benefits		55,580	111,890
Restricted stock plan income tax benefits			32,400
Gain on sale of equipment	(5,000)	(3,100)	
Provision for doubtful accounts	822,500	418,300	1,397,601
Changes in operating assets and liabilities, net of effects of acquisitions			
(Increase) decrease in accounts receivable	(3,725,215)	8,307,377	2,736,517
Decrease (increase) in inventories	6,617,717	19,451,304	(8,951,107)
Decrease (increase) in prepaid expenses and other	146,187	(329,215)	(9,558)
Decrease (increase) in prepaid and refundable income taxes	1,380,158	(1,953,730)	(486,325)
Increase (decrease) in accounts payable	4,604,915	(217,385)	(14,310,658)
Increase (decrease) in accrued compensation	310,941	(1,336,687)	143,921
Decrease in accrued expenses	(910,387)	(34,995)	(244,216)
Decrease in income taxes payable			(1,575,319)
Net cash provided by (used in) operating activities	7,909,833	21,920,564	(8,699,654)
Cash flows from investing activities			
Purchase of marketable securities	(10,331)	(14,924)	(56,692)
Capital expenditures	(248,755)	(205,256)	(1,997,194)
Proceeds from the sale of equipment	5,000	61,473	
Business acquisition	(5,577,002)		
Business acquisitions—deferred payments	(2,099,563)	(243,297)	(3,810,000)
Decrease (increase) in other assets	1,197	54,451	(327,264)
Net cash used in investing activities	(7,929,454)	(347,553)	(6,191,150)
Cash flows from financing activities			
Borrowings from line of credit	207,569,803	161,505,349	324,090,871
Payments of line of credit	(205,894,585)	(182,254,268)	(309,269,516)
Funding of compensating balance	(800,000)		
Principal payments under equipment financing	(795,898)	(941,242)	(733,983)
Payments under term loan	(116,628)	(139,487)	(160,714)
Purchase of treasury stock	(110,051)		
Proceeds from exercise of stock options		491,561	436,625
Payment of fractional shares			(559)
Net cash (used in) provided by financing activities	(147,359)	(21,338,087)	14,362,724
NET (DECREASE) INCREASE IN CASH	(166,980)	234,924	(528,080)
Cash and cash equivalents at beginning of year	324,447	89,523	617,603
Cash and cash equivalents at end of year	$ 157,467	$ 324,447	$ 89,523
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,341,000	$ 2,223,000	$ 4,120,000
Income taxes	35,000	275,000	9,493,000
Supplemental schedule of non-cash financing and investing activities:			
Liabilities assumed in connection with a business acquisition	$ 3,608,784		
Deferred acquisition costs		$ 2,099,563	$ 225,000
Equipment acquired capital leases and note payable		396,685	1,535,169

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

June 30, 2003, 2002 and 2001

Note A—Summary of Significant Accounting Policies

Jaco Electronics, Inc. and Subsidiaries (the "Company") is primarily engaged, principally in the United States, in the distribution of electronic components, including semiconductors, capacitors, resistors, electromechanical devices, flat panel displays and monitors, and power supplies, which are used in the manufacture and assembly of electronic products. In addition, the Company provides contract manufacturing services.

Electronic components distribution sales include exports made principally to customers located in Western Europe, Canada, Mexico, and the Far East. For the years ended June 30, 2003, 2002 and 2001, export sales amounted to approximately $57,787,000, $32,211,000 and $52,358,000, respectively.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Jaco Electronics, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

2. Revenue Recognition

The Company recognizes revenue as products are shipped and title passes to customers.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash instruments with original maturities of less than three months to be cash equivalents.

4. Investments in Marketable Securities

Investments in marketable securities consist of investments in mutual funds. Such investments have been classified as "available-for-sale securities" and are reported at fair market value, which is inclusive of unrealized losses of $48,915 and $40,924 in 2003 and 2002, respectively. Changes in the fair value of available-for-sale securities are included in accumulated other comprehensive loss, net of the related deferred tax effects.

5. Accounts Receivable

The Company's accounts receivable are due from a broad range of customers in the computer, computer-related, telecommunications, data transmission, defense aerospace, medical equipment and other industries. The Company extends credit based upon ongoing evaluations of a customer's financial condition and payment history and generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. While such uncollectible amounts have historically been within the Company's expectations and provisions established, if a customer's financial condition were to deteriorate, additional reserves may be required.

6. Inventories

Inventories are stated at the lower of cost or estimated market value. Cost is determined using the first-in, first-out and average cost methods. A provision to reduce inventories to their estimated market value has been provided for.

7. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful life of the assets. The Company capitalizes costs incurred for internally developed software where economic and technological feasibility has been established. These capitalized software costs are being amortized on a straight-line basis over the estimated useful life of seven years. Significant improvements are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase.

During the year ended June 30, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value-based test. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Those intangible assets are reviewed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Included in other assets on the accompanying balance sheets are the costs of identifiable intangible assets, net of accumulated amortization, aggregating $1,973,000 and $910,000 at June 30, 2003 and 2002, respectively. Such assets consist of franchise agreements and a non-compete agreement and are being amortized on a straight-line basis over ten and five years, respectively.

Expected amortization expense related to intangible assets for the next five years is as follows:

Year ending June 30,	
2004	$308,000
2005	297,000
2006	171,000
2007	171,000
2008	171,000

9. Impairment of Long-Lived Assets
The Company evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Fair value is determined generally based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

10. Income Taxes
Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax expenses or benefits are expected to be realized in future years. A valuation allowance is established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

11. Earnings (Loss) Per Common Share
Basic earnings per share are determined by dividing the Company's net earnings by the weighted-average shares outstanding. Diluted earnings per share include any dilutive effects of outstanding stock options.

12. Financial Instruments and Business Concentrations
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally mitigated due to the large number of entities comprising the Company's customer base, their dispersion across geographic areas and industries, along with the Company's policy of maintaining credit insurance. The Company routinely addresses the financial strength of its customers and, historically, its accounts receivable credit risk exposure is limited. Two customers within the electronics components distribution segment of the Company accounted for approximately 15% and 10% of net sales for the fiscal year ended June 30, 2003.

Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The Company's principal financial instrument consists of a revolving credit facility, expiring on October 1, 2004, with two participating banks. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate.

The Company generally purchases products from manufacturers pursuant to nonexclusive distributor agreements. During the year ended June 30, 2003, products purchased from two suppliers accounted for 24% and 14%, respectively, of net sales. As is common in the electronics distribution industry, from time to time the Company has experienced terminations of relationships with suppliers. There can be no assurance that, in the event a supplier cancelled its distributor agreement with the Company, the Company will be able to replace the sales with sales of other products.

13. Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. During the fourth quarter of the year ended June 30, 2003, the Company recorded an additional provision for excess and slow moving inventory of approximately $1,600,000 based upon management's current estimate of the estimated market value of such inventory. Actual results could differ from those estimates.

14. Comprehensive Income (Loss)
Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," establishes rules for reporting and display of comprehensive income and its components in financial statements. Comprehensive income (loss) consists of net earnings (loss) and unrealized gains and losses on available-for-sale securities and is presented in the consolidated statement of changes in shareholders' equity, net of applicable taxes.

15. Segment Reporting
Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," requires that the Company disclose certain information about its operating segments defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has two reportable segments, consisting of electronics components distribution and contract manufacturing, as defined by the provisions of SFAS No. 131.

16. Shipping and Handling Fees
Shipping and handling fees charged to customers are included in net sales. Shipping and handling expenses paid are included as a component of cost of good sold.

17. Advertising
Advertising costs are expensed as incurred and totaled $97,288, $158,791 and $175,954 for the years ended June 30, 2003, 2002 and 2001, respectively.

18. Stock Compensation
In accordance with the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," the Company has elected to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee and director stock-based awards, and does not recognize compensation expense for such awards. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for such awards consistent with the methodology prescribed by SFAS No. 123, the Company's reported net earnings (loss) and earnings (loss)

per share would be reduced (increased) to the pro forma amounts indicated below for the years ended June 30:

	2003	2002	2001
Net (loss) earnings			
As reported	$(2,984,661)	$(5,043,971)	$9,850,397
Pro forma	(3,191,618)	(5,568,933)	8,732,958
Net (loss) earnings per common share—basic			
As reported	$ (0.52)	$ (0.88)	$ 1.74
Pro forma	(0.55)	(0.97)	1.54
Net (loss) earnings per common share—diluted			
As reported	$ (0.52)	$ (0.88)	$ 1.59
Pro forma	(0.55)	(0.97)	1.41

These pro forma amounts may not be representative of future disclosures because they do not take into account pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 2003 and 2001, respectively: expected volatility of 81% and 93%; risk-free interest rates of 2.85% and 5.33%; and expected terms of 5 and 3 years. There were no options granted during the fiscal year ended June 30, 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

19. Impact of Recently Issued Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has had no material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company currently plans to continue to apply the intrinsic-value based method to account for stock options and has complied with the new disclosure requirements beginning with its quarter ended March 31, 2003.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Management does not expect the adoption of SFAS 149 to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect the adoption of SFAS 150 to have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46's consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities which would require consolidation under FIN No. 46. Accordingly, the adoption of FIN No. 46 has had no effect on the Company's consolidated financial position, results of operations or cash flows.

Note B—Inventory

Inventories consist of the following:

	June 30,	
	2003	2002
Finished goods and goods held for resale	$34,930,984	$36,382,922
Work-in-process	687,023	502,936
Raw materials	4,875,501	5,725,367
	$40,493,508	$42,611,225

Note C—Property, Plant and Equipment

Property, plant and equipment consist of:

	Useful life in years	June 30, 2003	June 30, 2002
Land, building and improvements	10 to 30	$ 1,513,446	$ 1,513,446
Machinery and equipment	3 to 7	12,775,826	12,030,190
Internally developed software costs	7	2,008,850	1,977,583
Transportation equipment	3 to 5	138,212	126,676
Leasehold improvements	5 to 10	1,293,424	1,293,424
		17,729,758	16,941,319
Less accumulated depreciation and amortization (including $1,456,135 in 2003 and $1,440,944 in 2002 of capitalized lease amortization)		12,170,636	10,232,491
		$ 5,559,122	$ 6,708,828

Included in machinery and equipment are assets recorded under capitalized leases at June 30, 2003 and 2002 for $2,761,515 and $3,502,364, respectively. Accumulated amortization of internally developed software costs at June 30, 2003 and 2002 aggregated $1,220,048 and $934,959, respectively.

Note D—Goodwill and Other Intangible Assets

The Company has adopted, as of July 1, 2001, the provisions of SFAS Nos. 141 and 142. Accordingly, annual and quarterly amortization of goodwill of $1,200,000 and $300,000, respectively, are no longer recognized. The Company has performed a fair value-based impairment test and has determined that no impairment of goodwill existed as of June 30, 2003.

The following table presents a reconciliation of net earnings (loss) and earnings (loss) per share amounts, as reported in the financial statements, to those amounts adjusted for goodwill amortization determined in accordance with the provisions of SFAS No. 142.

	Year ended June 30,		
	2003	2002	2001
Reported net earnings (loss)	$(2,984,661)	$(5,043,971)	$ 9,850,397
Add back: goodwill amortization			980,092
Adjusted net earnings (loss)	$(2,984,661)	$(5,043,971)	$10,830,489
Basic earnings (loss) per share			
Reported net (loss) earnings	$ (0.52)	$ (0.88)	$ 1.74
Goodwill amortization			0.17
Adjusted net earnings (loss)	$ (0.52)	$ (0.88)	$ 1.91
Diluted earnings (loss) per share			
Reported net (loss) earnings	$ (0.52)	$ (0.88)	$ 1.59
Goodwill amortization			0.16
Adjusted net earnings (loss)	$ (0.52)	$ (0.88)	$ 1.75

Note E—Income Taxes

The components of the Company's (benefit) provision for income taxes are as follows:

	Year ended June 30,		
	2003	2002	2001
Federal			
Current	$(1,025,000)	$(2,737,000)	$5,853,000
Deferred	(533,000)	225,000	(803,000)
	(1,558,000)	(2,512,000)	5,050,000
State	48,000	(256,000)	1,722,000
	$(1,510,000)	$(2,768,000)	$6,772,000

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Year ended June 30,		
	2003	2002	2001
Statutory Federal tax rate	(34.0)%	(34.0)%	34.0%
State income taxes, net of Federal tax benefit	(0.8)	(3.3)	6.7
Sales expense for which no tax benefit arises	0.8	0.8	1.0
Other	0.4	1.1	(1.0)
Effective tax rate	(33.6)%	(35.4)%	40.7%

Deferred income tax assets and liabilities resulting from differences between accounting for financial statement purposes and tax purposes are summarized as follows:

	2003	2002
Deferred tax assets		
Net operating loss and other carryforwards	$ 530,000	$ 424,000
Allowance for bad debts	517,000	611,000
Inventory valuation	2,092,000	1,554,000
Deferred compensation	412,000	346,000
Unrealized loss on marketable securities available-for-sale	18,000	16,000
Other deferred tax assets	107,000	331,000
	3,676,000	3,282,000
Deferred tax liabilities		
Depreciation	(690,000)	(758,000)
Other		(73,000)
Net deferred tax asset	$2,986,000	$2,451,000

At June 30, 2003, the Company, through an acquisition, has available a Federal net operating loss carryforward of approximately $213,000. Such net operating loss is subject to certain limitations and expires in varying amounts during the fiscal years 2007 through 2010. In addition, the Company has current year net operating losses of approximately $3,054,000 that will be carried back for Federal tax refund purposes. Since most states do not permit loss carrybacks, the state effect of the current year loss is included in the deferred tax asset.

Note F—(Loss) Earnings Per Common Share

	Year ended June 30,								
	2003			2002			2001		
	Loss (numerator)	Shares (denominator)	Per share amount	Income (numerator)	Shares (denominator)	Per share amount	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings (loss) per common share	$(2,984,661)	5,783,275	$(0.52)	$(5,043,971)	5,713,365	$(0.88)	$9,850,397	5,669,560	$1.74
Effect of dilutive securities stock options								509,093	
Diluted earnings (loss) per common share	$(2,984,661)	5,783,275	$(0.52)	$(5,043,971)	5,713,365	$(0.88)	$9,850,397	6,178,653	$1.59

Excluded from the calculation of earnings (loss) per share are options to purchase 1,117,250, 844,548 and 90,688 common shares in fiscal 2003, 2002 and 2001, respectively, as their inclusion would have been antidilutive.

Note G—Debt and Capitalized Lease Obligations

Debt and capitalized lease obligations are as follows:

	June 30,	
	2003	2002
Term loan and revolving line of credit (a)	$35,482,921	$33,807,703
Other term loan (b)	68,574	185,202
Capitalized lease obligations (c)	1,048,099	1,947,496
	36,599,594	35,940,401
Less amounts representing interest on capitalized lease obligations	59,717	163,216
	36,539,877	35,777,185
Less current maturities	679,552	897,419
	$35,860,325	$34,879,766

(a) Term Loan and Revolving Line of Credit Facility

The Company's agreement with its banks, as amended, provides the Company with a $45,000,000 revolving line of credit facility. The credit facility is based principally on eligible accounts receivable and inventories of the Company as defined in the agreement. The agreement was amended on September 23, 2002 to (i) extend the maturity date to March 14, 2004, (ii) reduce the credit facility line from $70 million to $45 million, and (iii) change the requirements of certain financial covenants. The agreement was amended on May 12, 2003 to extend the maturity date to June 30, 2004. On June 5, 2003, the agreement was amended to consent to the Company's purchase of the electronics distribution business of Reptron Electronics, Inc. The agreement was subsequently amended on September 19, 2003 to extend the maturity date to October 1, 2004. The agreement also requires the Company to maintain an $800,000 compensating balance arrangement with its banks in an interest bearing account, which was funded during the quarter ended December 31, 2002. The interest rate was based on the average 30-day LIBOR plus 1% to 2.25% depending on the Company's performance for the immediately preceding four fiscal quarters measured by a specified financial ratio. Effective October 1, 2002, the rate converted to the average 30-day LIBOR plus 2.25% to 2.75%. Effective September 19, 2003, the rate converted to the higher of the prime rate plus 0.75% or the federal funds rate plus 1.25%. In addition, the rate will convert to the higher of the prime rate plus 2% or the federal funds rate plus 2.50% if certain terms under the agreement are not met by December 31, 2003. Borrowings under this facility are collateralized by substantially all of the assets of the Company. In addition, the agreement prohibits the payment of cash dividends. The outstanding balance on the revolving line of credit facility was $35,482,921 at June 30, 2003, with an associated interest rate of 3.924%. The agreement also provided a waiver for noncompliance of a certain financial covenant for the quarter ended June 30, 2003.

(b) Other Term Loan

The Company has a term loan which requires monthly payments of $9,829 through January 31, 2004. The loan, which bears interest at 1% per annum, is collateralized by the related equipment acquired, having a carrying value of approximately $186,000 at June 30, 2003 and $261,000 at June 30, 2002. The agreement contains, among other things, restrictive covenants on one of the Company's subsidiaries, which place limitations on significant changes in the business and additional indebtedness.

(c) Capitalized Lease Obligations

The Company leases certain equipment under agreements accounted for as capital leases. The aggregate obligations for the equipment require the Company to make monthly payments through March 2005, with implicit interest rates from 7.0% to 8.1%.

The following is a summary of the aggregate annual maturities of debt and capitalized lease obligations as of June 30, 2003:

	Debt	Capitalized leases
Year ending June 30,		
2004	$ 68,574	$ 660,929
2005	35,482,921	387,170
	$35,551,495	$1,048,099

Note H—Commitments and Contingencies

1. Leases

The Company leases certain office and warehouse facilities under noncancellable operating leases. The leases also provide for the payment of real estate taxes and other operating expenses of the buildings. The minimum annual lease payments under such leases are as follows:

Year ending June 30,	
2004	$1,486,030
2005	869,481
2006	288,345
	$2,643,856

Included in the above is office and warehouse facilities leased from a partnership owned by two officers and directors of the Company. The lease expires in December 2003 and requires minimum lease payments of $354,589 during the fiscal year ended June 30, 2004.

The Company's rent expense was approximately $602,000 for each of the years ended June 30, 2003, 2002 and 2001, respectively, in connection with the above lease.

Rent expense on office and warehouse facilities leases for the years ended June 30, 2003, 2002 and 2001 was approximately $2,041,000, $2,049,000 and $1,826,000, respectively, net of sublease income of approximately $115,000 for the year ended June 30, 2001.

2. Other Leases

The Company also leases various office equipment and automobiles under noncancellable operating leases expiring through June 2006. The minimum rental commitments required under these leases at June 30, 2003 are as follows:

Year ending June 30,	
2004	$124,782
2005	87,725
2006	22,839
	$235,346

3. Employment Agreements

The Company has entered into employment agreements with three executive officers which provide for annual base salaries aggregating $785,000 through June 30, 2006 and contain provisions for severance payments in the event of change of control as defined in the agreements. The Company's agreements with its Chairman and Executive Vice President provide for cash bonuses equal to 4% and 2%, respectively, of the Company's earnings before income taxes for each fiscal year in which such earnings are in excess of $1,000,000 or 6% and 3%, respectively, of the Company's earnings before income taxes if such earnings are in excess of $2,500,000 up to a maximum annual cash bonus of $720,000 and $360,000, respectively. In addition, the Company's agreement with its Chairman provides for deferred compensation which accrues at a rate of $50,000 per year and becomes payable in its entirety no later than January 15 of the year next following his cessation of employment for any reason.

The Company is obligated to provide health insurance to the Chairman, Executive Vice President, and their respective spouses commencing upon their termination of employment with Jaco and ending on the later to occur of (i) their death or (ii) the death of their respective spouses. The Company has adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pension," which requires the Company to recognize the cost of providing postretirement benefits over the employees' service periods. The recorded liabilities for these postretirement benefits, none of which has been funded, amounted to $97,800 at June 30, 2003. The weighted-average discount rate used in determining the liability was 5.5%, and the annual percentage increase in health costs was 7%.

4. Other Matters
The Company is a party to legal matters arising in the general conduct of business. The ultimate outcome of such matters is not expected to have a material adverse effect on the Company's results of operations or financial position.

Note I—Retirement Plan

The Company maintains a 401(k) Plan that is available to all employees, to which the Company contributes up to a maximum of 1% of each employee's salary. For the years ended June 30, 2003, 2002 and 2001, the Company contributed to this plan approximately $78,000, $144,000 and $175,000, respectively.

Note J—Shareholders' Equity

In December 1992, the Board of Directors approved the adoption of a nonqualified stock option plan, known as the "1993 Non-Qualified Stock Option Plan," hereinafter referred to as the "1993 Plan." The Board of Directors or Plan Committee is responsible for the granting and pricing of these options. Such price shall be equal to the fair market value of the common stock subject to such option at the time of grant. The options expire five years from the date of grant and are exercisable over the period stated in each option. In December 1997, the shareholders of the Company approved an increase in the amount of shares reserved for the 1993 plan to 900,000 from 440,000, of which 577,500 are outstanding at June 30, 2003.

In June 1997, the Company appointed an additional outside director to the Board of Directors who received 15,000 options to purchase the Company's common stock at the fair market value on the date of grant. In September 1998, two outside directors were each granted 11,250 options to purchase the Company's common stock at the fair market value on the date of grant. These 37,500 options, of which 22,500 are outstanding at June 30, 2003, were not granted pursuant to any of the Company's existing stock option plans.

In October 2000, the Board of Directors approved the adoption of the "2000 Stock Option Plan," hereinafter referred to as the "2000 Plan." The 2000 Plan provides for the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs") to employees, officers, directors, consultants and advisers of the Company. The Board of Directors or Plan Committee is responsible for the granting and pricing of these options. Such price shall be equal to the fair market value of the common stock subject to such option at the time of grant. In the case of ISOs granted to shareholders owning more than 10% of the Company's voting securities, the exercise price shall be no less than 110% of the fair market value of the Company's common stock on the date of grant. All options shall expire ten years from the date of grant of such option (five years in the case of an ISO granted to a 10% shareholder) or on such earlier date as may be prescribed by the Committee and set forth in the option agreement, and are exercisable over the period stated in each option. The 2000 Plan reserves 600,000 shares of the Company's common stock, of which 517,250 are outstanding at June 30, 2003.

Outstanding options granted to employees, directors and officers for the last three fiscal years are summarized as follows:

	Nonqualified stock options		Weighted-average exercise price
	Price range	Shares	
Outstanding at June 30, 2000	$1.79–$13.71	790,420	$3.74
Granted	$6.01–$ 8.00	238,250	7.91
Exercised	$2.50–$ 8.50	(63,500)	6.88
Outstanding at June 30, 2001	$1.79–$13.71	965,170	4.56
Granted	$2.50–$ 4.67	(109,973)	4.47
Exercised	$8.00–$13.71	(10,649)	9.05
Outstanding at June 30, 2002	$1.79–$13.71	844,548	4.52
Granted	$ 2.35	290,000	4.52
Expired	$4.17–$ 8.00	(17,298)	5.65
Outstanding at June 30, 2003	**$1.79–$13.71**	**1,117,250**	**3.94**
Amounts exercisable at June 30, 2003	**$1.79–$13.71**	**827,250**	**4.49**

The following table summarizes information concerning currently outstanding and exercisable nonqualified stock options:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life (months)	Weighted-average exercise price	Number exercisable	Weighted-average remaining contractual life (months)	Weighted-average exercise price
$ 1.79–$3.25	848,750	44	$ 2.39	558,750	9	$ 2.41
$ 6.01–$8.00	227,250	89	$ 7.94	227,250	89	$ 7.94
$13.71	41,250	23	$13.71	41,250	23	$13.71

The weighted-average option fair value on the grant date was $1.55 and $4.82 for options issued during the years ended June 30, 2003 and 2001, respectively. There were no options issued during the year ended June 30, 2002.

The Board of Directors of the Company had authorized the purchase of up to 375,000 shares of its common stock under a stock repurchase program. In fiscal 1998, the Board of Directors authorized the repurchase of up to an additional 600,000 shares of the Company's common stock. The purchases were made by the Company from time to time on the open market at the Company's discretion and were dependent on market conditions. The Company had made purchases of 618,300 shares of its common stock from July 31, 1996 through September 13, 2000 for aggregate consideration of $2,204,515. On September 14, 2000, the Board of Directors passed a resolution to terminate the stock repurchase program.

On September 18, 2001, the Company announced that its Board of Directors authorized the repurchase of up to 250,000 shares of its outstanding common stock. Purchases may be made from time to time in market or private transactions at prevailing market prices. The Company made purchases of 41,600 shares of its common stock for aggregate consideration of $110,051 during fiscal 2003.

In June 1997, the Company's Board of Directors approved the adoption of a restricted stock plan, which was subsequently ratified by shareholders during the Company's December 1997 annual meeting. The plan enables the Board of Directors or Plan Committee to have sole discretion and authority to determine who may purchase restricted stock, the number of shares, the price to be paid and the restrictions placed upon the stock. Pursuant to this plan, the Company issued 135,000 shares of common stock to certain employees at a purchase price of $.67 per share. Shares purchased are subject to a four-year vesting period and the Company recognized $135,000 of compensation expense during fiscal 2001 in connection with this plan.

Note K—Comprehensive (Loss) Income

Total comprehensive (loss) income and its components for the years ended June 30, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Net (loss) earnings	$(2,984,661)	$(5,043,971)	$9,850,397
Unrealized loss on marketable securities	(7,991)	(136,063)	(166,240)
Deferred tax benefit	2,218	50,402	60,678
Comprehensive (loss) income	$(2,990,434)	$(5,129,632)	$9,744,835

Accumulated other comprehensive (loss) income is comprised of unrealized gains and losses on marketable securities, net of the related tax effect.

Note L—Acquisition

On June 13, 2003, the Company acquired certain assets of the electronics distribution business of Reptron Electronics, Inc. ("Reptron"), located in Florida. The Company believes that this acquisition will expand the Company's core customer and supplier base. In addition, the Company expects to recognize certain benefits relating to expected synergies in operations and the improved quality of the management team. The total purchase price, including transaction costs, was approximately $9,536,000, of which approximately $5,577,000 was paid in cash and the remaining portion resulted in the Company's assumption of certain liabilities of Reptron. A portion of the purchase price is being held in escrow pending the satisfaction of certain conditions.

The acquisition has been accounted for as a purchase and the operations of Reptron have been included in the Company's Statement of Operations since the date of acquisition. Included in other assets are the costs of the identifiable intangible assets acquired, principally franchise agreements which will be amortized on a straight-line basis over ten years. The excess of the purchase price and related expenses over the net tangible and identifiable intangible assets acquired amounted to approximately $3,236,000, all of which is expected to be tax deductible. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing certain purchase adjustments, as defined by the purchase agreement, thus the allocation of the purchase price is subject to adjustment.

Current assets	$ 4,500,000
Property, plant and equipment	600,000
Intangible assets	1,200,000
Goodwill	3,236,000
Total assets acquired	9,536,000
Liabilities assumed	(3,609,000)
Transaction costs	(350,000)
	(3,959,000)
Net assets acquired	$ 5,577,000

Summarized below are the unaudited pro forma results of operations of the Company as if Reptron had been acquired at the beginning of the fiscal periods presented:

	Pro forma years ended June 30,	
	2003	2002
	(in thousands, except per share amounts)	
Net sales	$302,763	$334,283
Net loss	(34,918)	(16,093)
Net loss per share:		
Basic	(6.04)	(2.82)
Diluted	(6.04)	(2.82)

The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future operating results of the combined companies.

Note M—Business Segments and Geographic Information

The Company has two reportable segments: electronics components distribution and contract manufacturing. The Company's primary business activity is conducted with small and medium size manufacturers, located in North America, that produce electronic equipment used in a variety of industries. Information pertaining to the Company's operations in different geographic areas for fiscal years 2003, 2002 and 2001 is not considered material to the financial statements.

Notes to Consolidated Financial Statements
June 30, 2003, 2002 and 2001 *(continued)*

The Company's chief operating decision maker utilizes net sales and net earnings (loss) information in assessing performance and making overall operating decisions and resource allocations. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. Information about the Company's segments is as follows:

	Year ended June 30,		
	2003	2002	2001
		(in thousands)	
Net sales from external customers			
Electronics components distribution	$202,656	$175,949	$321,124
Contract manufacturing	15,329	18,157	29,098
	$217,985	$194,106	$350,222
Intersegment net sales			
Electronics components distribution	$ 615	$ 268	$ 992
Contract manufacturing	26	10	
	$ 641	$ 278	$ 992
Operating (loss) profit			
Electronics components distribution	$ (2,447)	$ (5,380)	$ 19,167
Contract manufacturing	(606)	(209)	1,575
	$ (3,053)	$ (5,589)	$ 20,742

	Year ended June 30,		
	2003	2002	2001
		(in thousands)	
Interest expense			
Electronics components distribution	$ 1,025	$ 1,683	$ 3,457
Contract manufacturing	417	540	662
	$ 1,442	$ 2,223	$ 4,119
Income tax (benefit) provision			
Electronics components distribution	$ (1,166)	$ (2,503)	$ 6,400
Contract manufacturing	(344)	(265)	372
	$ (1,510)	$ (2,768)	$ 6,772
Identifiable assets			
Electronics components distribution	$103,228	$ 97,412	$117,069
Contract manufacturing	10,984	13,223	19,246
	$114,212	$110,635	$136,315
Capital expenditures			
Electronics components distribution	$ 136	$ 174	$ 1,238
Contract manufacturing	113	31	759
	$ 249	$ 205	$ 1,997
Depreciation and amortization			
Electronics components distribution	$ 1,292	$ 1,439	$ 2,297
Contract manufacturing	843	893	926
	$ 2,135	$ 2,332	$ 3,223

Note N—Supplemental Selected Quarterly Financial Data (Unaudited)

	Quarter ended							
	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Net sales	$55,355,477	$59,405,669	$54,180,114	$49,043,655	$52,972,961	$49,297,412	$42,405,312	$49,430,523
Gross profit	5,753,159	7,154,504	6,914,858	6,347,464	6,159,286	7,196,967	6,601,562	8,015,501
Net loss	(1,196,768)	(259,664)	(541,019)	(987,210)	(1,545,878)	(674,550)	(1,320,995)	(1,502,548)
Net loss per common share								
Basic	$ (0.21)	$ (0.05)	$ (0.09)	$ (0.17)	$ (0.27)	$ (0.12)	$ (0.23)	$ (0.26)
Diluted	(0.21)	(0.05)	(0.09)	(0.17)	(0.27)	(0.12)	(0.23)	(0.26)

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Jaco Electronics, Inc.

We have audited the accompanying consolidated balance sheets of Jaco Electronics, Inc. and Subsidiaries (the "Company") as of June 30, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaco Electronics, Inc. and Subsidiaries as of June 30, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP
Melville, New York
September 19, 2003

Market For the Company's Common Stock and Related Security Holder Matters

Our common stock is traded on the Nasdaq National Market® under the symbol "JACO." The stock prices listed below represent the high and low sale prices of the common stock, as reported by the Nasdaq National Market, for each fiscal quarter beginning with the first fiscal quarter of the fiscal year ended June 30, 2002.

	High	Low
Fiscal Year 2002:		
First quarter ended September 30, 2001	$6.39	$3.25
Second quarter ended December 31, 2001	5.98	3.51
Third quarter ended March 31, 2002	6.74	4.66
Fourth quarter ended June 30, 2002	6.56	4.70
Fiscal Year 2003:		
First quarter ended September 30, 2002	$5.39	$2.11
Second quarter ended December 31, 2002	3.87	2.01
Third quarter ended March 31, 2003	3.15	2.05
Fourth quarter ended June 30, 2003	5.15	2.65
Fiscal Year 2004:		
(through September 22, 2003)	$6.49	$4.50

On September 22, 2003, the last reported sales price of our common stock on the Nasdaq National Market was $6.19 per share. As of September 22, 2003, there were approximately 144 holders of record of our common stock. We believe our stock is held by more than 2,600 beneficial owners.

We have never declared or paid any cash dividends on our common stock. We intend for the foreseeable future to retain future earnings for use in our business. The amount of dividends we pay in the future, if any, will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results and other factors as the Board of Directors, in its discretion, deems relevant. In addition, our credit facility prohibits us from paying cash dividends on our common stock.

Corporate Information

Officers and Directors

Joel H. Girsky
Chairman of the Board of Directors, President and Treasurer of the Company

Joseph F. Oliveri
Vice Chairman of the Board of Directors, Executive Vice President of the Company

Charles B. Girsky
Executive Vice President of the Company

Stephen A. Cohen
Attorney, Partner in Morrison Cohen Singer & Weinstein, LLP

Edward M. Frankel
Chairman of the Board, Vitaquest International, Inc.

Joseph F. Hickey, Jr.
Retirement Consultant, Cleary Gull, Inc.

Jeffrey D. Gash
Chief Financial Officer and Secretary
Executive Vice President of Finance

Gary Giordano
Executive Vice President of Sales and Marketing

Angelo Marabella
Vice President of Materials and Asset Management

Ben Schwartz
Vice President, Strategic Marketing

Donald Caputo
Regional Vice President, Sales

Dennis Nogy
Regional Vice President, Sales

Robert Savacchio
Vice President, LCD Sales

Raymond T. Bakey
Vice President, Sales

Michael Lissner, Sr.
Vice President, Sales

Dominick Durante
Vice President, Strategic Sales

Legal Counsel

Morrison Cohen Singer & Weinstein, LLP
New York, New York

Auditors

Grant Thornton LLP
Melville, New York

Transfer Agent

American Stock Transfer and Trust Company
New York, New York

Shareholder Information

Copies of the Company's Form 10-K, and all amendments thereto, filed with the Securities and Exchange Commission for the year ended June 30, 2003, may be obtained free of charge by writing to: Jeffrey D. Gash, Chief Financial Officer.

Designed by Curran & Connors, Inc. / www.curran-connors.com


JACO

Jaco Electronics, Inc.

145 Oser Avenue
Hauppauge, NY 11788
(631) 273-5500
www.jacoelectronics.com